Exhibit 99.2

      Quarterly Report on Form F-4 for fiscal quarter ended March 31, 1997

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                              550 17th Street, N.W.
                             Washington, D.C. 20429

                                    --------
                                    FORM F-4
                                    --------


                        QUARTERLY REPORT UNDER SECTION 13
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR QUARTER ENDED MARCH 31, 1997

                    FDIC Insurance Certificate Number 21977-1


                      THE NEW MILFORD BANK & TRUST COMPANY
                      ------------------------------------
                     (Exact name of bank as specified in its
                                    charter)

                                   Connecticut
          -------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   06-0914281
                    ----------------------------------------
                      (I.R.S. Employer Identification No.)

                    55 Main Street, New Milford, Connecticut
                    ----------------------------------------
                    (Address of principal executive offices)

                                   06776-2400
                                   ----------
                                   (Zip Code)

                                 (860) 355-1171
                                 --------------
                 (Bank's telephone number, including area code)


Indicate by check mark if the Bank, as a "small business issuer" as defined under 17 CFR 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-4. [ X ]

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES X NO __

The number of shares of the Bank's common stock outstanding as of May 8, 1997 was: 2,588,058 shares $1.00 par value.

F-4 March 31, 1997
THE NEW MILFORD BANK & TRUST COMPANY




                                TABLE OF CONTENTS


                                                                          PAGE


Item 1.       Financial Statements

              Statements of Condition (Unaudited) March 31, 1997
              and December 31, 1996                                        3

              Statements of Operations (Unaudited) Three Months
              Ended March 31, 1997 and March 31, 1996                      4

              Statements of Cash Flows (Unaudited) Three Months
              Ended March 31, 1997 and March 31, 1996                      5

              Statements of Changes in Stockholders' Equity
              (Unaudited) Three Months Ended March 31, 1997 and
              March 31, 1996                                               6

              Notes to Financial Statements                                7

Item 2.       Management's Discussion and Analysis of Financial
              Condition and Results of Operations                          8-10

SIGNATURES                                                                 11

                      THE NEW MILFORD BANK & TRUST COMPANY
                       STATEMENTS OF CONDITION (Unaudited)

-----------------------------------------------------------------------------------------------------------------------

                                                                                            March            December
                                                                                          31, 1997           31, 1997
                                                                               -------------------------------------------
                                                                               DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
ASSETS
Cash and due from banks                                                                 $17,914            $17,855
Interest-bearing deposits                                                                 5,555              6,135
-------------------------------------------------------------------------------- ------------------ ------------------
         Cash and cash equivalents                                                       23,469             23,990
-------------------------------------------------------------------------------- ------------------ ------------------

Securities:
Available for sale, at fair value (amortized cost of  $31,760 in 1997
  and $28,020 in 1996)                                                                   31,653             28,240
Held to maturity, at amortized cost (fair value of $37,193 in 1997
  and $35,611 in 1996)                                                                   37,447             35,521
-------------------------------------------------------------------------------- ------------------ ------------------
         Total securities                                                                69,100             63,761
-------------------------------------------------------------------------------- ------------------ ------------------

Loans, net of unearned income                                                           211,524            211,686
Less allowance for loan losses                                                            3,310              3,212
-------------------------------------------------------------------------------- ------------------ ------------------
         Loans, net                                                                     208,214            208,474
-------------------------------------------------------------------------------- ------------------ ------------------

Real estate owned, net                                                                      735                496
Premises, equipment and capital leases, net                                               3,569              3,648
Excess of cost over fair value of net assets acquired, net                                  682                741
Accrued interest and other assets                                                         4,747              4,435
-------------------------------------------------------------------------------- ------------------ ------------------

         Total assets                                                                  $310,516           $305,545
================================================================================ ================== ==================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
         Noninterest-bearing checking                                                   $32,543            $36,013
         Interest-bearing checking                                                       79,093             76,989
         Savings                                                                         60,483             61,432
         Time deposits under $100                                                        80,493             79,320
         Time deposits $100 or more                                                      17,560             12,407
-------------------------------------------------------------------------------- ------------------ ------------------
         Total deposits                                                                 270,172            266,161
-------------------------------------------------------------------------------- ------------------ ------------------

Advances from Federal Home Loan Bank of Boston (FHLB)                                    14,819             14,564
Accrued interest and other liabilities                                                    2,672              2,255
-------------------------------------------------------------------------------- ------------------ ------------------
         Total liabilities                                                              287,663            282,980
-------------------------------------------------------------------------------- ------------------ ------------------

Stockholders' equity:
         Common stock, $1 par value
         Shares authorized:  8,000,000
         Shares issued:          1997 - 2,681,305;  1996 - 2,681,305
         Shares outstanding:  1997 - 2,588,058;  1996 - 2,588,058                         2,681              2,681
         Additional paid-in capital                                                      15,266             15,266
         Retained earnings                                                                5,699              5,195
         Unrealized gain (loss) on securities available for sale, net of tax                (70)               146
         Treasury stock, at cost, shares: 1997 - 93,247;  1996 - 93,247                    (723)              (723)
-------------------------------------------------------------------------------- ------------------ ------------------
         Total stockholders' equity                                                      22,853             22,565
-------------------------------------------------------------------------------- ------------------ ------------------
         Total liabilities and stockholders' equity                                    $310,516           $305,545
================================================================================ ================== ==================

                       See notes to financial statements.

THE NEW MILFORD BANK & TRUST COMPANY
STATEMENTS OF OPERATIONS (Unaudited)

                                                                                          Three months ended
                                                                                               March 31,
                                                                                 -------------------------------------
                                                                                             1997                1996
                                                                                 -------------------------------------

                                                                                   DOLLARS IN THOUSANDS, EXCEPT PER
                                                                                              SHARE DATA
INTEREST AND DIVIDEND INCOME
         Interest and fees on loans                                                         $4,309             $4,078
         U.S. Treasury and agency securities                                                   926                607
         Municipal securities                                                                  112                 39
         Dividends on FHLB stock                                                                24                 25
         Interest-bearing deposits                                                              29                 55
-------------------------------------------------------------------------------- ------------------ ------------------
                  Total interest and dividend income                                         5,400              4,804
-------------------------------------------------------------------------------- ------------------ ------------------

INTEREST EXPENSE
         Interest-bearing checking                                                             293                282
         Savings                                                                               369                417
         Time deposits under $100                                                            1,064                949
         Time deposits $100 or more                                                            202                156
         FHLB advances and capital leases                                                      225                 15
-------------------------------------------------------------------------------- ------------------ ------------------
                  Total interest expense                                                     2,153              1,819
-------------------------------------------------------------------------------- ------------------ ------------------

         Net interest and dividend income                                                    3,247              2,985
         Provision for loan losses                                                             125                 60
-------------------------------------------------------------------------------- ------------------ ------------------
         Net interest and dividend income after provision for loan losses                    3,122              2,925
-------------------------------------------------------------------------------- ------------------ ------------------

NONINTEREST INCOME
         Service charges on deposit accounts                                                   249                229
         Other service charges, commissions and fees                                            82                 73
         Loan servicing fees                                                                     9                  4
         Net gains from loans sold                                                              64                 61
         Other income                                                                           28                 18
-------------------------------------------------------------------------------- ------------------ ------------------
                  Total noninterest income                                                     432                385
-------------------------------------------------------------------------------- ------------------ ------------------

NONINTEREST EXPENSE
         Compensation, payroll taxes and benefits                                            1,345              1,276
         Occupancy                                                                             241                235
         Furniture and equipment                                                               234                236
         Data processing                                                                        54                 59
         Federal deposit insurance premiums                                                      8                  1
         Stationery, printing and supplies                                                      83                 97
         Marketing, advertising and investor relations                                          98                 85
         Legal and professional fees                                                            63                 76
         Other general and administrative expense                                              275                323
-------------------------------------------------------------------------------- ------------------ ------------------
                  Total general and administrative expense                                   2,401              2,388
         Operations of real estate owned                                                        33                 71
         Amortization of intangible assets                                                      59                 59
-------------------------------------------------------------------------------- ------------------ ------------------
                  Total noninterest expense                                                  2,493              2,518
-------------------------------------------------------------------------------- ------------------ ------------------

         Income before provision for income taxes                                            1,061                792
         Provision for income taxes                                                            427                198
================================================================================ ================== ==================
         Net income                                                                           $634               $594
================================================================================ ================== ==================

Net income per share                                                                         $0.24              $0.23
-------------------------------------------------------------------------------- ------------------ ------------------

Dividends per share                                                                         $0.050             $0.040
-------------------------------------------------------------------------------- ------------------ ------------------

                       See notes to financial statements.

                      THE NEW MILFORD BANK & TRUST COMPANY
                      STATEMENTS OF CASH FLOWS (Unaudited)
--------------------------------------------------------------------------------
IN THOUSANDS

                                                                                         Three months ended
                                                                                             March 31,
                                                                                 ---------------------------------------
                                                                                          1997               1996
                                                                                 ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                                                $634              $594
Adjustments to reconcile net income to net cash provided by operating activities:
         Depreciation and amortization                                                     241               235
         Provision for loan losses                                                         125                60
         Net amortization of securities                                                     33                16
         Loans originated for sale                                                      (4,752)           (4,260)
         Proceeds from loans sold, net                                                   4,994             3,600
         Gains from loans sold, net                                                        (64)              (61)
         Realized gains from real estate owned, net                                         (8)              (15)
         Net increase in interest receivable                                              (267)             (190)
         Net (increase) decrease in other assets                                           112                32
         Net increase in interest payable                                                   39                18
         Net increase in other liabilities                                                 369                82

-------------------------------------------------------------------------------- ----------------- ------------------
                  Net cash provided by operating activities                              1,456               111
-------------------------------------------------------------------------------- ----------------- ------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of held to maturity (HTM) securities                                          (2,996)          (13,390)
Purchases of available for sale (AFS) securities                                        (3,869)             (365)
Proceeds from maturities of AFS securities                                                 256             2,241
Proceeds from maturities of HTM securities                                               1,046             2,536
Purchases of FHLB stock                                                                   (136)                -
Net loan (originations) repayments                                                        (285)              894
Net purchases of premises and equipment                                                   (103)              (93)
Proceeds from sales of real estate owned                                                   (10)              118
-------------------------------------------------------------------------------- ----------------- ------------------
                  Net cash used for investing activities                                (6,097)           (8,059)
-------------------------------------------------------------------------------- ----------------- ------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in advances from FHLB                                                         256             3,000
Net increase in time deposits                                                            6,326             1,242
Net decrease in checking and savings deposits                                           (2,316)           (1,638)
Cash dividends                                                                            (129)             (103)
Other                                                                                      (17)                2
-------------------------------------------------------------------------------- ----------------- ------------------
                  Net cash provided by financing activities                              4,120             2,503
-------------------------------------------------------------------------------- ----------------- ------------------

Decrease in cash and cash equivalents                                                     (521)           (5,445)
Cash and cash equivalents, beginning of year                                            23,990            24,582
================================================================================ ================= ==================
Cash and cash equivalents, end of period                                               $23,469           $19,137
================================================================================ ================= ==================

CASH PAID DURING PERIOD
Interest to depositors and creditors                                                    $2,115            $1,801
Income taxes                                                                                 -                93

NON-CASH TRANSFERS
Transfer of loans to real estate owned                                                     350                 -
Net change in unrealized gains (losses) on AFS securities                                 (216)             (158)
Financed portion of sales of real estate owned                                             129               393

                       See notes to financial statements.

                      THE NEW MILFORD BANK & TRUST COMPANY
            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (Unaudited)
 ------------------------------------------------------------------------------

                                                                                      Unrealized
                                                                                     Gain (Loss)
                                                             Additional                   on
                                       Shares      Common     Paid-In     Retained    Securities   Treasury
in thousands                        Outstanding     Stock     Capital     Earnings    Available      Stock      Total
                                                                                       for Sale
----------------------------------- ------------- ---------- ----------- ----------- ------------- ---------- -----------

JANUARY 1, 1996                     2,563            $2,657     $15,142      $2,839       $246        ($727)     $20,157

Net Income                                                                      594                                  594
Net change in unrealized gain
(loss) on securities available                                                            (158)                     (158
for sale
Cash dividends                                                                 (103)                                (103)
Proceeds from exercise of stock
options                                 2                 2          19                                               21
                                    ------------- ---------- ----------- ----------- ------------- ---------- -----------
MARCH 31, 1996                      2,565            $2,659     $15,161      $3,330        $88        ($727)     $20,511
                                    ============= ========== =========== =========== ============= ========== ===========


JANUARY 1, 1997                     2,588            $2,681     $15,266      $5,195       $146        ($723)     $22,565

Net income                                                                      634                                  634
Net change in unrealized gain
(loss) on securities available
for sale                                                                                  (216)                     (216)

Cash dividends                                                                 (130)                                (130)
                                    ------------- ---------- ----------- ----------- ------------- ---------- -----------
MARCH 31, 1997                      2,588            $2,681     $15,266      $5,699       ($70)       ($723)     $22,853
                                    ============= ========== =========== =========== ============= ========== ===========



                       See notes to financial statements.

F-4 March 31, 1997
THE NEW MILFORD BANK & TRUST COMPANY

NOTES TO UNAUDITED FINANCIAL STATEMENTS


NOTE 1.  Basis of Presentation

The interim unaudited financial statements of The New Milford Bank & Trust Company ("NMBT" or "the Bank") have been prepared in accordance with generally accepted accounting principles. Certain financial information that is normally included in the financial statements prepared in accordance with generally accepted accounting principles, but which is not required for interim reporting purposes, has been condensed or omitted. In preparing the interim financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

In the opinion of Management, the accompanying interim unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly NMBT's financial position as of March 31, 1997, and the results of its operations and its cash flows for the three months then ended. The results of operations for the periods shown are not necessarily indicative of the results to be expected for the year ending December 31, 1997. The accompanying interim unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in NMBT's 1996 Annual Report.


NOTE 2.  Recent Relevant Financial Accounting Standards Board Releases

Statement of Financial  Accounting  Standards No. 128 "Earnings Per Share" (SFAS
128) was issued in March, 1997, and is effective for periods ended after December 15, 1997. Earlier application is not permitted. SFAS 128 simplifies the standards for computing earnings per share (EPS) and makes them comparable to international standards for computing EPS. When effective, this statement will replace the presentation of primary EPS with a presentation of basic EPS and will require a dual presentation of basic EPS and diluted EPS on the face of the Statements of Operations. Had SFAS 128 been applied as of March 31, 1997, NMBT would have reported basic and diluted EPS of $0.24 and $0.23 per share, and $0.23 and $0.22 per share, for the three month periods ended March 31, 1997 and 1996, respectively.

F-4 March 31, 1997
THE NEW MILFORD BANK & TRUST COMPANY

Item 2.  Management's Discussion and Analysis of
Financial Condition and Results of Operations

Forward-Looking Statements

NMBT has made, and may continue to make, various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to March 31, 1997. The Bank cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods increasingly are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements.

In addition to those factors previously disclosed by the Bank and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: competitive pressures on loan and deposit product pricing; other actions of competitors; changes in economic conditions; the extent and timing of actions of the Federal Reserve Board; customer deposit disintermediation; changes in customers' acceptance of NMBT's products and services; and the extent and timing of legislative and regulatory actions and reform.

NMBT's forward-looking statements speak only as of the date on which such statements are made. By making any forward-looking statements, NMBT assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.


Results of Operations

Net income for the three months ended March 31, 1997 increased 6.7% to $0.63 million or $0.24 per share, as compared to net income of $0.59 million or $0.23 per share, for the three months ended March 31, 1996. Net interest and dividend income (interest and dividend income less interest expense) before provision for estimated loan losses for the first quarter of 1997 increased by $0.26 million or 8.8%, from the first quarter of 1996. This increase is a reflection of growth in NMBT's interest-earning assets.

The net interest spread, the difference between the yield the Bank earns on its loans and investments and the rate it pays on its deposits and borrowings, was 4.8% for the three months ended March 31, 1997 and 4.9% for the three months ended March 31, 1996. The slight decrease in the spread was due to a migration of deposits from lower cost savings accounts to higher cost certificates. The provision for estimated loan losses for the first quarter of 1997 was $0.12 million as compared to a $0.06 million provision for the same period in 1996.

Also contributing to the NMBT's improved financial performance was an 12.1% increase in noninterest income due to strong activity in the mortgage banking area and increased fee income and a 1.0% decrease in noninterest expense..

F-4 March 31, 1997
THE NEW MILFORD BANK & TRUST COMPANY

The Bank's efficiency ratio, measuring the Bank's ability to generate a dollar of revenue, has improved from 72% for 1996 to 67% during the first quarter of 1997. This ratio is computed by dividing total noninterest expense (excluding provisions for real estate owned write-downs), by the sum of tax-equivalent net interest income plus noninterest income (excluding securities gains and losses).


Financial Condition
Total assets increased 1.6% to $310.52 million as of March 31, 1997 from $305.54 million as of December 31, 1996. This increase of $4.97 million in total assets is primarily attributable to deposit growth of $4.01 million. During the first quarter of 1997, NMBT's purchase of securities, primarily U.S. agency issues and mortgage-backed securities, resulted in a 8.4% increase in total securities from $63.76 million to $69.10 million from December 31, 1996. Net loans decreased 0.1% to $208.21 million as of March 31, 1997 from $208.47 million as of December 31, 1996.


Impaired Loans
The recorded investment in loans considered to be impaired was $3.09 million at March 31, 1997, and $3.60 million at December 31, 1996, and consists of loans for which an allowance of $0.42 million and $0.49 million, for the same periods respectively, has been established. Income recorded on impaired loans during the first three months of 1997 for the portion of this period that they were impaired was $.01 million, none of which was recognized on the cash basis. Average investment in impaired loans during this same period of 1997 was $3.15 million. Nonaccruing loans at March 31, 1997, included $2.25 million of loans considered to be impaired, as compared with $2.81 million at December 31, 1996.


Nonperforming Assets
Nonperforming loans, consisting principally of residential and commercial loans collateralized by real estate, and real estate acquired through foreclosures (real estate owned) have decreased $0.53 million or 13.2% from December 31, 1996. Nonperforming assets and relevant ratios were as follows:


--------------------------------------------------------------------- ----------- -----------


                                                                        03/31/97     12/31/96
                                                                        --------     --------
                                                                        (Dollars in thousands)
Total nonperforming loans                                                $ 3,495      $4,025
Real estate owned                                                            735         496
                                                                         -------     -------
Total nonperforming assets                                                $4,230      $4,521
                                                                         =======      ======

Total nonperforming loans/Total loans                                       1.65%       1.90%
Total nonperforming assets/Total assets                                     1.36%       1.48%
Allowance for estimated loan losses/Total nonperforming loans              94.68%      79.79%

---------------------------------------------------------------------    -------      ------

F-4 March 31, 1997
THE NEW MILFORD BANK & TRUST COMPANY

Liquidity Management
For information about NMBT's liquidity position, see Management's Discussion and Analysis in its 1996 Annual Report to Stockholders, which was also incorporated into NMBT's Annual Report to the FDIC on Form F-2. There has been no material change in that data since it was reported.


Capital
At March 31, 1997, NMBT had $22.85 million in stockholders' equity, compared with $22.56 million at December 31, 1996. The growth in stockholders' equity from the end of 1996 mainly reflected a $0.21 million adjustment for the decrease in unrealized gains on securities available for sale in accordance with SFAS 115, coupled with the retention of $0.63 million in net earnings, less the cash dividends paid on February 7, totaling $0.13 million.

The following reflects the NMBT's capital ratios (which exclude intangible assets and the SFAS 115 adjustment):


---------------------------------------------------------- -------------- -------------- ----------------
                                                                                          Regulatory
                                                               03/31/97       12/31/96     Minimum
                                                              ----------     ----------  ------------
                                                                        (Dollars in Thousands)
Risk-based capital ratios:
         Tier 1 capital ratio                                  11.88%         11.74%        4.00%
         Total capital ratio                                   13.14%         13.00%        8.00%

Leverage Ratio                                                  7.40%          7.24%         3.00%(1)

Tier 1 Capital                                               $22,242        $21,678
Total risk-based capital                                     $24,594        $23,997
Total risk-adjusted assets                                  $187,189       $184,623

(1) Plus an additional cushion of at least 1 to 2% for all but the most highly rated institutions.

---------------------------------------------------------- -------------- -------------- ----------------


For further information about NMBT's capital, see Management's Discussion and Analysis in its 1996 Annual Report to Stockholders, which was also incorporated into NMBT's Annual Report to the FDIC on Form F-2.

F4 March 31, 1997
THE NEW MILFORD BANK & TRUST COMPANY


                                   SIGNATURES

     Pursuant to the Requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            THE NEW MILFORD BANK & TRUST COMPANY



Date     May 8, 1997                        By /s/ Michael D. Carrigan
                                              ----------------------------------
                                                  Michael D. Carrigan
                                                  President


Date     May 8, 1997                        By /s/ Jay C. Lent
                                              ----------------------------------
                                                  Jay C. Lent
                                                  Chief Financial Officer


Date     May 8, 1997                        By /s/ Deborah L. Fish
                                              ----------------------------------
                                                  Deborah L. Fish
                                                  Treasurer